Exhibit 99.1

FOURTH AMENDING AGREEMENT

THIS AGREEMENT dated as of November 6, 2015.

AMONG:

ENERPLUS CORPORATION, a corporation subsisting under the laws of the Province of Alberta, as borrower (hereinafter referred to as the "Borrower"),

OF THE FIRST PART

and

CANADIAN IMPERIAL BANK OF COMMERCE, a Canadian chartered bank, as administrative agent of the Lenders (hereinafter referred to as the "Agent"),

OF THE SECOND PART

and

EACH PERSON NAMED ON THE SIGNATURE PAGES HEREOF in their capacity as a Lender (collectively, the "Lenders"),

OF THE THIRD PART

WHEREAS the parties hereto entered into the Credit Agreement;

AND WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Credit Agreement as set out herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

INTERPRETATION

In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

"Agreement" means this fourth amending agreement, as amended, modified, supplemented or restated from time to time and includes, for certainty, the Confirmation of Guarantee attached hereto;

"Amended Credit Agreement" means the Credit Agreement as amended and supplemented by this Agreement, and as the same may be further amended, modified, supplemented or restated from time to time;

"Credit Agreement" means the amended and restated credit agreement dated as of October 31, 2012 between the Borrower, the Agent and the Lenders, as amended by a first amending agreement dated as of November 8, 2013, a second amending agreement dated as of May 6, 2014 and a third amending agreement dated as of November 7, 2014; and

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"Effective Date" means the date on which all of the conditions precedent in Section 0 of this Agreement have been satisfied or waived by the Lenders.

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto. Unless expressly indicated otherwise, all references to "Section" or "Sections" are intended to refer to a Section or Sections of the Credit Agreement.

AMENDMENTS TO CREDIT AGREEMENT

Effective as of the Effective Date, the Borrower, the Agent and each of the Lenders agree the Credit Agreement is amended as follows:

the definition of "CDOR Rate" is amended by adding the following after the reference to "Advance" in the last line thereof:

", provided that, if the rate determined above shall ever be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.";

the definition of "Commitment Amount" is amended by replacing "$1,000,000,000" with "$800,000,000";

the definition of "LIBOR" is deleted and replaced with the following:

"LIBOR" means with respect to any LIBOR Period applicable to a LIBOR Based Loan, the per annum rate of interest determined by the Agent by reference to the rate set by ICE Benchmark Administration for deposits in U.S. Dollars (as set forth by any service selected by the Agent that has been nominated by ICE Benchmark Administration as an authorized information vendor for the purpose of displaying such rate which, as of the date hereof, is "LIBOR01 Page" of Reuters Limited) for a period equal to the number of days in the applicable LIBOR Period, at or about 11:00 a.m. (London, England time) on the second LIBOR Banking Day prior to the first day of such LIBOR Period. If such "LIBOR01 Page" is not available, then " LIBOR" shall mean, with respect to any such LIBOR Period, the per annum rate of interest, based on a three hundred and sixty (360) day year, determined by the Agent at approximately 11:00 a.m. (London, England time) (or so soon thereafter as practicable) on the second LIBOR Banking Day prior to the first day of such LIBOR Period offered to the Agent by leading banks in the London interbank market for the placing of U.S. Dollar deposits with the Agent having a term comparable to such LIBOR Period and in an amount comparable to the principal amount of the Advance in respect of the applicable LIBOR Based Loan; provided that, if the rate determined above shall ever be less than zero, such rate shall be deemed to be zero for purposes of this Agreement;".

the definition of "Maturity Date" is amended by replacing "October 31, 2017" with "October 31, 2018";

Section 4.2(i) is amended by adding a new paragraph immediately following the last sentence thereof:

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“(i.1)	The Consolidated Senior Debt to EBITDA Ratio shall be temporarily adjusted for the sole purpose of calculating the applicable margins set forth in paragraph (i) above (and not, for certainty, for purposes of compliance with Section 14.2) where, on or prior to November 6, 2016, the Borrower disposes of assets for net proceeds in excess of Cdn. $50,000,000, and after complying with paragraph (i) below, has cash on hand in excess of Cdn. $50,000,000 (a "Material Disposition" and all cash on hand being the "Free Cash"). In any such circumstance, the Consolidated Senior Debt to EBITDA Ratio shall be calculated by notionally reducing Consolidated Senior Debt by the amount of such Free Cash on a dollar for dollar basis provided the following conditions are satisfied:

(i)	on or prior to the end of the fiscal quarter in which such Material Disposition occurs, the cash proceeds from such Material Disposition shall be used to repay the Credit Facility (except for Advances by way of Letters of Credit and Swing Line Loans or overdrafts); in respect of Bankers' Acceptances, the amount required to repay any Bankers' Acceptance shall be deposited into a cash collateral account maintained by and in the name of the Agent for the benefit of the Lenders to repay such Bankers' Acceptance on maturity;

(ii)	following the fiscal quarter in which such Material Disposition occurs and provided that the provisions of paragraph (i) above have been complied with, the notional reduction of Consolidated Senior Debt shall apply for the period beginning on the third Banking Day following receipt by the Agent of the first Compliance Certificate delivered by the Borrower following such fiscal quarter (the "Initial Compliance Certificate") as required by Section 14.1(g) and ending as of the date that the Borrower is required to deliver the third consecutive Compliance Certificate as required by Section 14.1(g) following the delivery of the Initial Compliance Certificate, provided such Free Cash: (A) at each fiscal quarter end based on the applicable Compliance Certificate is greater than Cdn. $50,000,000 after giving effect to the repayment and/or the deposit of cash collateral required in paragraph (i) above and no additional Advances have been made except for Letters of Credit, Swing Line Loans or overdrafts), and (B) is deposited or invested in accordance with the investment policy approved by the board of directors of the Borrower; and

(iii)	such Free Cash is not subject to any Security Interests."

Section 11.1(a)(i) is amended by deleting "Cdn. $50,000,000" and replacing it with "Cdn. $100,000,000";

Section 11.1(a)(ii) is amended by deleting "Cdn. $15,000,000" and replacing it with "Cdn. $20,000,000";

Section 14.2 is amended by deleting subsection (c) and the paragraph following subsection (c) and replacing with the following:

"(c) the Consolidated Senior Debt to Capitalization of the Borrower will not exceed 55%."

Schedule "A" to the Credit Agreement is replaced with Exhibit "A" attached hereto; and

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Schedule "F" to the Credit Agreement is amended by deleting paragraph 11 and replacing it with the following:

"[If there was a Material Disposition on or prior to November 6, 2016] [On • , a Material Disposition took place, the details of which are attached as Exhibit "5" hereto, the net proceeds of which have been applied to the Credit Facility in accordance with Section 4.2(i.1)(i). For purposes of Section 4.2(i.1), the notional amount of Consolidated Senior Debt is $ • ; the amount of Free Cash after giving effect to the repayment required by Section 4.2(i.1)(i) is $ • , such Free Cash is not subject to any Security Interest and is deposited or invested in accordance with the investment policy approved by the board of directors of the Borrower]."

ADJUSTMENT OF OUTSTANDING PRINCIPAL

In order to give effect to the amendment in Individual Commitment Amounts provided for herein, the Aggregate Principal Amount shall be adjusted (by the Agent in accordance with its normal practices), on the Effective Date, to ensure each Lender is owed its amended Rateable Portion of the Aggregate Principal Amount; and after the Effective Date, all Drawdowns shall be made on the basis of the amended Rateable Portion of each Lender.

The Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required from time to time by the Agent or any of the Lenders (including the assignment of interests in, or the purchase of participations in, existing Loans) to give effect to the decrease in the Commitment Amount and to ensure that the Aggregate Principal Amount owing to each Lender under the Credit Facility is outstanding in proportion to each Lender's Rateable Portion of all such Aggregate Principal Amount after giving effect to such decrease.

REPRESENTATIONS AND WARRANTIES

The Borrower hereby represents and warrants that as of the Effective Date: no Default or Event of Default has occurred and is continuing; and the representations and warranties contained in Article 13 of the Credit Agreement (other than those made specifically as of the Amendment Date and with this Agreement being a Document and references to the Credit Agreement being deemed to be references to the Amended Credit Agreement) are true and correct.

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Advance, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or the Lenders' counsel. Such representations and warranties shall survive until the Amended Credit Agreement has been terminated.

CONDITIONS PRECEDENT TO EFFECTIVENESS

This Agreement shall be effective on the date each of the following conditions precedent are satisfied (or waived by the Lenders hereunder):

(a)	the Borrower shall deliver or cause to be delivered to the Agent an executed copy of this Agreement for each Lender; and

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(b)	each Lender shall have been paid all fees as have been agreed to with the Borrower in respect of this Agreement.

The conditions precedent set out in Section 0 above are inserted for the sole benefit of the Lenders and may be waived only by unanimous consent of the Lenders.

CONFIRMATION OF CREDIT AGREEMENT AND OTHER DOCUMENTS

The Credit Agreement and the other Documents to which the Borrower is a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect. The Credit Agreement as amended hereby is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect. This Agreement shall, for all purposes, be considered to be a Document.

FURTHER ASSURANCES

The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

COUNTERPARTS

This Agreement may be executed in any number of counterparts (and by different parties hereto in different counterparts), each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic means shall be effective as delivery of a manually executed counterpart of this Agreement.

Governing Law

The parties agree that this Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein, without prejudice to or limitation of any other rights or remedies available under the laws of any jurisdiction where property or assets of the Borrower may be found.

[signature page follows]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

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ENERPLUS CORPORATION

Per: "Jodie Jenson Labrie"

Name: Jodie Jenson Labrie

Title: Senior Vice President & Chief Financial Officer

Per: "Shaina Morihira"

Name: Shaina Morihira

Title: Corporate Controller

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CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Swing Line Lender, Fronting Lender and Lender

Per: "Joelle Chatwin"

Name: Joelle Chatwin

Title: Executive Director

Per: "Chris Perks"

Name: Chris Perks

Title: Managing Director

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ROYAL BANK OF CANADA Per: "Sonia G. Tibbatts" Name: Sonia G. Tibbatts Title: Authorized Signatory

9

BANK OF MONTREAL Per: "Ebba Jantz" Name: Ebba Jantz Title: Director Per: "Morgan Gibson" Name: Morgan Gibson Title: Analyst

10

THE BANK OF NOVA SCOTIA Per: "Jeff Cebryk" Name: Jeff Cebryk Title: Managing Director Per: "Michael Linder" Name: Michael Linder Title: Director

11

THE TORONTO-DOMINION BANK Per: "Anil Nayak" Name: Anil Nayak Title: Vice President Per: "Craig DeBellefeuille" Name: Craig DeBellefeuille Title: Director

12

NATIONAL BANK OF CANADA Per: "Mark Williamson" Name: Mark Williamson Title: Authorized Signatory Per: "Greg Steidl" Name: Greg Steidl Title: Authorized Signatory

13

CITIBANK, N.A., CANADIAN BRANCH Per: "Johnathan Cain" Name: Johnathan Cain Title: Authorized Signatory

14

UNION BANK, CANADA BRANCH Per: "Larry Sagriff" Name: Larry Sagriff Title: Director

15

ALBERTA TREASURY BRANCHES Per: "Matthew Littlejohn" Name: Matthew Littlejohn Title: Director Per: "Andrew Yang" Name: Andrew Yang Title: Associate Director, Energy

16

WELLS FARGO BANK N.A., CANADIAN BRANCH Per: "David Foltz" Name: David Foltz Title: Managing Director

17

CAISSE CENTRALE DESJARDINS Per: "Oliver Sumugod" Name: Oliver Sumugod Title: Director Per: "Matt van Remmen" Name: Matt van Remmen Title: Managing Director

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CONFIRMATION OF GUARANTEE

For good and valuable consideration (the receipt and sufficiency of which is hereby conclusively acknowledged), the undersigned hereby: (a) consents to the terms of this Agreement and (b) confirms and agrees that its Guarantee made as of October 31, 2012 is and shall remain in full force and effect in all respects and, without limiting the generality of the foregoing, shall continue to exist and apply to all of the Obligations (as defined in such Guarantee), including, without limitation, the Obligations (as defined in such Guarantee) of the Borrower under, pursuant to or relating to the Amended Credit Agreement.

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Amended Credit Agreement.

1209783 ALBERTA ULC Per: "Jodi Jenson Labrie" Name: Jodi Jenson Labrie Title: Senior Vice President & Chief Financial Officer Per: "Shaina Morihira" Name: Shaina Morihira Title: Corporate Controller

ENERPLUS RESOURCES (USA) CORPORATION

Per: "Jodi Jenson Labrie"

Name: Jodi Jenson Labrie

Title: Senior Vice President & Chief Financial Officer

Per: "Shaina Morihira"

Name: Shaina Morihira

Title: Corporate Controller

ENERPLUS RESOURCES U.S. INC.

Per: "Jodi Jenson Labrie"

Name: Jodi Jenson Lebrie

Title: Senior Vice President & Chief Financial Officer

Per: "Shaina Morihira"

Name: Shaina Morihira

Title: Corporate Controller

3104613 NOVA SCOTIA LIMITED

Per: "Jodi Jenson Labrie"

Name: Jodi Jenson Labrie

Title: Senior Vice President & Chief Financial Officer

Per: "Shaina Morihira"

Name: Shaina Morihira

Title: Corporate Controller

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EXHIBIT A

Schedule A to the Enerplus Corporation Amended and Restated Credit Agreement dated October 31, 2012

LIST OF LENDERS AND COMMITMENTS

LENDER	ADDRESS FOR NOTICES	INDIVIDUAL COMMITMENT AMOUNTS (CDN.$)
Canadian Imperial Bank of Commerce	9th Floor, Bankers Hall East 855 – 2nd Street S.W. Calgary, Alberta T2P 2P2 Attention: Executive Director Facsimile: (403) 221-5779	$116,000,000
Royal Bank of Canada	3900, 888 – 3rd Street S.W. Calgary, Alberta T2P 5C5 Attention: Senior Manager Facsimile: (403) 292-3234	$96,000,000
Bank of Montreal	900, 525 – 8th Avenue S.W. Calgary, Alberta T2P 1G1 Attention: Manager Facsimile: (403) 515-3650	$96,000,000
The Bank of Nova Scotia	2000, 700 – 2nd Street S.W. Calgary, Alberta T2P 2W1 Attention: Managing Director Facsimile: (403) 221-6497	$88,000,000
The Toronto-Dominion Bank	Suite 3600, 427 – 7th Avenue S.W. Calgary, Alberta T2P 4K9 Attention: Vice President and Director Facsimile: (403) 292-2772	$80,000,000
National Bank of Canada	1800, 311 – 6th Avenue S.W. Calgary, Alberta T2P 3H2 Attention: Director, Energy Group Facsimile: (403) 298-3078	$80,000,000
Citibank, N.A., Canadian Branch	4000, 525 - 8th Avenue S.W. Calgary, Alberta T2P 1G1 Attention: Assistant Vice President Facsimile: (403) 398-1692	$68,000,000
Wells Fargo Bank N.A., Canadian Branch	2711, 308 – 4th Avenue SW Calgary, Alberta T2P 0H7 Attention: Portfolio Manager Facsimile: (403) 776-8700	$48,000,000

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LENDER	ADDRESS FOR NOTICES	INDIVIDUAL COMMITMENT AMOUNTS (CDN.$)
Caisse centrale Desjardins	1170, Rue Peel, Bureau 600 Montréal, Quebec H3B 0B1 Attention: Senior Manager/Vice-President Facsimile.: (403) 532-6641	$48,000,000
Union Bank, Canada Branch	730, 440 – 2nd Street S.W. Calgary, Alberta T2P 5E9 Attention: Vice President Telecopier: (403) 264-2770	$40,000,000
Alberta Treasury Branches	600, 444 – 7th Avenue S.W. Calgary, Alberta T2P 0X8 Attention: Manager, Energy and Commercial Banking Facsimile: (403) 974-5776	$40,000,000
COMMITMENT AMOUNT:		$800,000,000

FRONTING LENDERS AND INDIVIDUAL FRONTED LC COMMITMENTS

LENDER	ADDRESS FOR NOTICES	INDIVIDUAL COMMITMENT AMOUNTS (CDN.$)
Canadian Imperial Bank of Commerce	9th Floor, Bankers Hall East 855 – 2nd Street S.W. Calgary, Alberta T2P 2P2 Attention: Executive Director Facsimile: (403) 221-5779	$100,000,000